October 27, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AirSculpt Technologies, Inc.
Registration Statement on Form S-1
File No. 333-260067

Acceleration Request
Requested Date: October 28, 2021
Requested Time: 5:00 p.m. Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Morgan Stanley & Co. LLC, Piper Sandler & Co., and SVB Leerink LLC, as representatives of the several underwriters, hereby join AirSculpt Technologies, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-260067) (the “Registration Statement”) to become effective on October 28, 2021, at 5:00 p.m. Eastern Standard Time, or as soon thereafter as may be practicable.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Akanksha Agarwal
Authorized Representative

PIPER SANDLER & CO.

By:	/s/ Neil Riley
Authorized Representative

SVB LEERINK LLC

By:	/s/ Toby King
Authorized Representative

[Signature Page to Acceleration Request]